October 31, 2024

Steve Salis
Chief Executive Officer
Sizzle Acquisition Corp. II
4201 Georgia Avenue NW
Washington D.C. 20011

        Re: Sizzle Acquisition Corp. II
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 2, 2024
            CIK No. 0002030663
Dear Steve Salis:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 24, 2024 letter.

Amended Draft Registration Statement on Form S-1
Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 156

1. It appears you have not described the limited circumstances referenced in prior comment 13; therefore, we reissue the comment. We note the disclosure on page 25 that "except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may Transfer all or any portion of its membership interests in the sponsor" and the cross-reference to this section for more information.
       However, we are unable to locate any information in this section regarding transfers of membership interests in the sponsor. Please revise to disclose those circumstances when the members of the sponsor may transfer their membership interests, as required
 October 31, 2024
Page 2

      by Item 1603(a)(6) of Regulation S-K.
        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction
cc:   Benjamin Reichel. Esq.